UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No. 13)*


                  American Power Conversion Corporation
                             (Name of Issuer)

                  Common Stock, $.01 par value per share
                      (Title of Class of Securities)

                               029066 10 7
                              (CUSIP Number)


                                 12/31/01
          (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           Rule 13d-1(b)
         X Rule 13d-1(c)
           Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Rodger B. Dowdell, Jr.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                     (a)
                                                     (b)

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

             5  SOLE VOTING POWER

                15,658,591
 NUMBER OF
  SHARES     6  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY       -0-
   EACH
 REPORTING   7  SOLE DISPOSITIVE POWER
  PERSON
   WITH:        14,905,599

             8  SHARED DISPOSITIVE POWER

                752,992

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   15,658,591

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES (SEE INSTRUCTIONS)

   See Item 4

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   7.98%

12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   IN

Item 1(a).  Name of Issuer:  American Power Conversion Corporation.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            P.O. Box 278, 132 Fairgrounds Road, West Kingston,
            Rhode Island 02892.

Item 2(a).  Name of Person Filing:  Rodger B. Dowdell, Jr.

Item 2(b).  Address of Principal Business Office or, if None,
            Residence: The address of the principal business office of Mr. Dowdell is: P.O. Box 278, 132 Fairgrounds Road, West Kingston, Rhode Island 02892.

Item 2(c).  Citizenship:  Mr. Dowdell is a United States citizen.

Item 2(d).  Title of Class of Securities:  Common Stock,
            $.01 par value per share.

Item 2(e).  CUSIP Number:  029066-10-7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a) [ ] Broker or Dealer registered under Section 15
                    of the Securities Exchange Act of 1934
                    (the "Act").

            (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

            (c) [ ] Insurance Company as defined in
                    Section 3(a)(19) of the Act.

            (d) [ ] Investment Company registered under Section 8
                    of the Investment Company Act of 1940.

            (e) [ ] Investment Advisor registered under
                    Section 203 of the Investment Advisers
                    Act of 1940.

            (f) [ ] Employee Benefit Plan, Pension Fund which is
                    subject to the provisions of the Employee
                    Retirement Income Security Act of 1974 or
                    Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

            (g) [ ] Parent Holding Company, in accordance with
                    Rule 13d-1(b)(ii)(G) of the Act.

            (h) [ ] Group, in accordance with
                    Rule 13d-1(b)(1)(ii)(H) of the Act.

                    Not Applicable.

Item 4.     Ownership.

            (a) Amount Beneficially Owned: Mr. Dowdell may be deemed to own beneficially 15,658,591 shares of Common Stock as of December 31, 2001, which includes 752,992 shares currently allocated to him under the Company's Employee Stock Ownership Plan ("ESOP").

            (b) Percent of Class: 7.98% (based on the 195,536,014 shares of Common Stock of American Power Conversion Corporation outstanding as of December 31, 2001).

            (c)  Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:
                       15,658,591 shares

                 (ii)  shared power to vote or to direct the vote:
                       0 shares

                 (iii) sole power to dispose or direct the
                       disposition of:  14,905,599 shares

                 (iv) shared power to dispose or to direct the disposition of: 752,992 shares

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable.

Item 8. Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 12, 2002




                            /s/ Rodger B. Dowdell, Jr.
                           Rodger B. Dowdell, Jr.